UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2009.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________.

BANCOLOMBIA S.A. ANNOUNCES THAT AN EXTRAORDINARY SHAREHOLDERS’
MEETING WILL BE HELD ON JULY 8, 2009

Medellín, Colombia, June 26, 2009

The board of directors of Bancolombia S.A. (“Bancolombia”) decided to call an Extraordinary Shareholders Meeting to be held on Wednesday July 8, 2009, at 9:00 a.m. in Bancolombia’s headquarters located in Carrera 48 #26-85, Torre Sur, 11th Floor, Medellín, Colombia.

The only matter on the agenda for this Extraordinary Shareholders’ Meeting will be a proposal to issue non-voting preferred shares of Bancolombia and the delegation of authority to determine the terms of the issuance and offering of such preferred shares to the Board of Directors. The decision to propose a share issuance was taken in order to continue strengthening Bancolombia’s capital and be in a position to take advantage of existing market opportunities.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: June 26, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance